January 4, 2012

File No. ___________

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

TIAA-CREF FUNDS
on behalf of its series

TEACHERS ADVISORS, INC.

TC REAL ESTATE POOL L.P.

TC REAL ESTATE POOL G.P.

TC REAL ESTATE REIT

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION
FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE
17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

Written or oral communications regarding this Application should be addressed to:

Stewart P. Greene, Esq.
TIAA-CREF Funds
Teachers Advisors, Inc.
730 Third Avenue
New York, New York 10017-3206
(212) 490-9000

-with copies to-

Jeffrey S. Puretz, Esq.
Frederick H. Sherley, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401
(202) 261-3300

This Application (including Exhibits) consists of 21 pages

The Exhibit Index is on page 15

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	APPLICATION FOR AN ORDER PURSUANT
	)	TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY
TIAA-CREF FUNDS	)	INVESTMENT COMPANY ACT OF 1940, AS
on behalf of its series	)	AMENDED (THE “ACT”), FOR AN EXEMPTION
	)	FROM SECTION 17(a) THEREOF, AND PURSUANT
TEACHERS ADVISORS, INC.	)	SECTION 17(d) OF THE ACT AND RULE 17d-1
	)	17d-1 THEREUNDER, PERMITTING THE PROPOSED
TC REAL ESTATE POOL L.P	)	TRANSACTIONS
)
TC REAL ESTATE POOL G.P	)
)
TC REAL ESTATE REIT	)	FILE NO. ______________
)
730 Third Avenue	)
New York, New York 10017-3206)

I.	SUMMARY OF APPLICATION

          TIAA-CREF FUNDS, on behalf of its current and future series (“Trust”); TEACHERS ADVISORS, INC. (“Advisors”);1 TC REAL ESTATE POOL L.P. (“TCLP”); TC REAL ESTATE POOL G.P. (“TCGP”); and TC REAL ESTATE REIT (“TC REIT”)2 (collectively, the “Applicants”);3 hereby

[1]

The Applicants also request that the relief provided extend to each existing or future registered management investment company or series thereof that is advised or sub-advised by Advisors or any entity controlling, controlled by, or under common control with Advisors, or distributed by any entity controlling, controlled by, or under common control with Advisors.

[2]

The Applicants request that the relief provided extend to any future limited partnership (“Future LP”), general partner thereof (“Future GP”), and underlying investment vehicle that qualifies as a real estate investment trust (a “REIT”) pursuant to the Internal Revenue Code of 1986, as amended (the “Code”), in which such Future LP invests (“Future REIT”), where the Future LP, Future GP and Future REIT are substantially similar in all material respects to the TCLP, TCGP and TC REIT, respectively, except as to differences in investment strategy on the part of the Future REIT. The Applicants also request that the

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apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit the transactions among the Applicants as described herein (the “Application”).

          In summary, Applicants seek relief that will permit: (i) one or more series of the Trust (“Funds”) to invest their assets in the TCLP; (ii) one or more Funds to purchase, hold and redeem units of limited partnership interest of the TCLP (“Units”); (iii) to the extent it could be deemed an element of a “joint transaction,” as defined below, the TCLP to purchase, hold and redeem interests in the TC REIT; and (iv) to the extent it could be deemed an element of such a joint transaction, Advisors to manage the assets of the TC REIT, all as described and subject to the conditions set forth herein.

II.	APPLICANTS

          Advisors, a Delaware corporation, is an investment adviser that is registered with the Securities and Exchange Commission (the “Commission”) under the Investment Advisers Act of 1940, as amended. As of September 30, 2011, Advisors had registered investment company assets under management of approximately $34 billion.

          Advisors is an indirect, wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”). TIAA was founded in 1918 by the Carnegie Foundation for the Advancement of Teaching to provide a fully funded pension system for the academic community in the United States. TIAA currently offers fixed and variable annuities to participants in TIAA’s retirement platform. One of the investment options on the retirement platform is the TIAA Real Estate Account (the “RE Account”), a separate account of TIAA, the accumulation units of which are offered to such participants in order to provide them with the opportunity for direct real estate exposure, as described in more detail below.

relief provided extend to any entity that in the future may replace Advisors as the investment adviser of the assets of the TC REIT. Any entity that relies in the future on the relief granted in response to this Application will comply with the terms and conditions of the Application as they apply to the corresponding current party.

[3]

All entities that currently intend to rely on the order have been named as Applicants. Advisors is filing this Application on behalf of TCLP, TCGP and TC REIT, which have yet to be formed and ultimately may be given other names. An amendment to this Application will be filed or correspondence submitted to the SEC staff when these entities have been formed to identify their names, if different.

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          The Trust is organized as a Delaware statutory trust and is an open-end management investment company registered under the Act. The Trust currently consists of fifty-seven separate Funds. The Funds include the TIAA-CREF Lifecycle Funds (“Lifecycle Funds”), a family of retirement date “funds of funds” that invest in other Funds using an evolving asset allocation strategy. The Lifecycle Funds employ a “glide path” approach to asset allocation, under which the Lifecycle Funds’ targeted allocations among asset classes (other than the Retirement Income Fund) gradually become more conservative over time. As discussed in more detail below, it is expected that the Lifecycle Funds would invest in the TCLP to seek the potential investment return and diversification offered by real estate exposure. Pursuant to an investment management agreement, Advisors is the investment adviser to each of the Funds.

          The TCLP will be organized as a limited partnership, have the TCGP as its sole general partner, invest a substantial portion of its assets in the TC REIT and, if deemed appropriate by Advisors, may, for purposes of maintaining some liquidity, invest a portion of its assets in publicly traded REIT securities, mortgage-related securities, bonds, money market instruments and other liquid investments (the “Liquid Investments”). The TCLP will rely on an exception from the definition of investment company provided by Section 3(c)(1) or Section 3(c)(7) of the Act, will conduct a non-public offering of Units, and will not be publicly traded. The TCLP is currently expected to be made available solely to the Funds, although it is possible that it will be made available to other investors in the future. The TCLP will incur expenses relating to the management of any Liquid Investments held by the TCLP, as well as for the general operation and administration of the entity.

          Each limited partner of the TCLP will have substantially similar rights, duties and obligations under the limited partnership agreement as each other limited partner. A Fund will purchase Units of the TCLP only to the extent consistent with the Fund’s investment objectives, strategies and restrictions, as disclosed in the then-currently effective Registration Statement for the Trust. The Board of Trustees of the Trust (“Board”), including a majority of the Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the Act (“Independent Trustees”), would have determined before an initial investment by a Fund in the TCLP that: (i) investment in the TCLP is an appropriate means to implement an investment decision made by Advisors for the Fund to seek real estate exposure, and (ii) the fees to be charged by the TCLP are not duplicative of the fees assessed by the Fund. The total investment by any Fund in the TCLP will be limited to 15% of the Fund’s assets, measured at the time of purchase of the Units.

          The TCGP will be organized as a limited liability company and will be a direct or indirect wholly owned subsidiary of TIAA. The TCGP will be the general partner of the TCLP, and as such will be

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responsible for the operational and administrative maintenance of the TCLP. The TCGP will exercise no formal responsibilities for the management of the TCLP’s assets.

          The TC REIT will be organized as a limited liability company and will elect to be taxed as a REIT under the Code. The TC REIT will invest in direct real estate holdings and may invest a portion of its assets in Liquid Investments to maintain some liquidity, which may be in addition to or in lieu of investment in Liquid Investments by the TCLP.

          Advisors will serve as the investment manager of both the TC REIT and the TCLP pursuant to one or more investment management agreements among Advisors, the TC REIT, and/or the TCLP. It is anticipated that the TC REIT will be excluded from the definition of an investment company under Section 3(a)(1) of the Act by reason of its real estate investments.

          The TCLP will be the sole investor in the TC REIT, other than the ninety-nine or more additional investors necessary or appropriate to allow the TC REIT to qualify as a REIT under Section 856(a)(5) of the Code (the “Tax Holders”). The positions of each Tax Holder will be de minimis in relation to the holdings of the TCLP at issuance, and a Tax Holder will not be issued additional interests in the TC REIT after the initial sale. Accordingly, it is anticipated that the TCLP will own substantially all of the total outstanding securities of the TC REIT at all times during the operation of the TC REIT. The chart below displays the relationships of the parties to the proposed transactions.

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          The Funds (as well as any other investors) that invest in the TCLP will be able to purchase and redeem Units on a daily basis at the next determined net asset value per Unit, subject to terms permitting the TCLP to limit or postpone redemptions in the event that TC REIT has insufficient liquidity to satisfy redemption requests. The TCLP and TC REIT will allocate redemption proceeds on a pro rata or other equitable basis among Funds submitting redemption orders in the event that there are insufficient liquid assets to satisfy fully all redemption requests.

III.	THE PROPOSED TRANSACTIONS

          TIAA and Advisors believe that exposure to direct real estate investments is an important element of diversified retirement investing, because direct real estate investments offer retirement investors a low performance correlation to traditional asset classes and a high performance correlation to measures of inflation. This judgment is based on analysis of historical performance of the risk and return characteristics of real estate as an asset class, analysis of correlations with traditional asset classes, as well as judgments about current valuations and opportunities.

          TIAA, Advisors and their affiliates have extensive experience in investing in real estate of all types, including commercial and residential real estate, as well as farm- and timberland. TIAA has been a direct investor in real estate since 1947, and TIAA, Advisors and their affiliates currently manage direct

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real estate investments totaling more than $17 billion, making TIAA and its affiliates one of the largest managers of U.S. tax-exempt real estate assets. TIAA-CREF believes that the success of the RE Account as an investment option on its retirement platform, as reflected by the size of the RE Account and its success over more than 15 years, evidences the importance of real estate exposure to retirement investors who allocate their own assets on the TIAA-CREF retirement platform.

          Advisors seeks to provide shareholders who invest for retirement and other long-term purposes through the Funds, and through the Lifecycle Funds in particular, with the same sort of measured exposure to direct real estate investments as is enjoyed by self-directed participants in TIAA-CREF’s retirement platform through the RE Account. As indicated, Advisors believes that real estate adds an additional source of diversification that is particularly desirable for persons investing for retirement or other long-term purposes.

          Advisors believes that this sort of direct exposure to real estate offers advantages over investment in conventional real estate mutual funds that invest primarily in publicly traded REITs. In this regard, Advisors believes that publicly traded REIT investments provide less effective asset class diversification than direct investments in real estate, because the performance of publicly traded REITs has a higher correlation to the performance of the equity markets. As a practical matter, Advisors has found that publicly traded REITs tend to perform like small company stocks, and produce less income than direct investments in real estate.

          Applicants note that the Act does not preclude a registered management investment company from investing directly in real estate, provided that the fund is not subject to a fundamental policy precluding such investment and, in the case of an open-end fund, has sufficient liquidity to comply with applicable Commission and Commission staff positions. However, direct investment in real estate would be impractical for a mutual fund for several reasons. First, investments in real estate tend to be large and would be impractical for most mutual funds to hold with an acceptable level of diversification. In addition, real estate holdings can be problematic for tax purposes. Subchapter M of the Code imposes a requirement that ninety percent of a regulated investment company’s gross income be from certain specified sources, and gains from direct real estate investments do not count as “good income” for this purpose.4 Thus, real estate could cause a fund to fail to serve as a pass-through entity for tax purposes.

[4]

To qualify as a “regulated investment company,” among other requirements, at least 90% of a fund’s gross income must be derived from “dividends, interest, payments with respect to securities loans . . . and gains from the sale or other disposition of stock or securities . . . or foreign currencies, or other income derived

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          Accordingly, if the order sought hereby is granted, it is currently contemplated that the Funds, particularly the Lifecycle Funds, will obtain exposure to real estate through the TCLP, which will be dedicated to investing in real estate, will be managed by Advisors, and will not be publicly traded.

          Advisors believes that TIAA’s experience with the RE Account is directly relevant to the relief requested and reflects the unique experience available to Advisors and its affiliates in connection with the proposed arrangements. The RE Account purchases direct ownership interests in income-producing real estate, primarily office, industrial, retail and multi-family residential properties, similar to that anticipated for the TC REIT. In addition, the RE Account has played a role as a diversifier for investors on TIAA-CREF’s retirement platform – the same role that is anticipated for the TCLP with respect to the Lifecycle Funds. As suggested above, the success of the RE Account reflects the importance investors attribute to its performance characteristics. The Commission and its staff also have had a long acquaintance with the RE Account; its offering of accumulation units is registered with the Commission under the Securities Act of 1933, as amended, and it is a reporting company under the Securities Exchange Act of 1934, as amended.5

          In addition, the RE Account offers its accumulation units continuously and provides daily liquidity to its participants. TIAA has developed a robust methodology to value the RE Account’s real estate holdings to provide an accumulation unit value on a daily basis. In this regard, the pricing methodology currently calls for:

(1)	initial valuation of newly purchased real estate properties based on an independent appraisal at the time of the closing of the purchase;

(2)	subsequent valuation of properties on a quarterly basis based on an independent appraisal, with valuations for different properties spread out through the calendar quarter; and

(3)	additional appraisals or valuations for a property between quarterly valuations if deemed appropriate by management when facts or circumstances relating to the property change.

with respect to its business of investing in such stock, securities, or currencies.” Section 851(b) of the Internal Revenue Code.

[5]	See Securities Act File No. 033-92990 for the RE Account’s current registration statement.

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          The TC REIT would employ these elements of the RE Account’s approach to valuing its real estate holdings, which would be used for purposes of calculating the net asset value per Unit of the TCLP. The methods described above, as used by the RE Account, are considered to produce “fair values,” as that term is defined in Fair Value Measurements (Topic 820) of the Financial Accounting Standards Board (formerly, statement of Financial Accounting Standards No. 157), that represent a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset.

IV.	ANALYSIS OF PROPOSED TRANSACTIONS AND APPLICABLE LAW

	A.	Legal Framework

		1.	Section 17(a)

          Section 17(a) of the Act generally prohibits an “affiliated person” as defined by Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a registered investment company, acting as principal, from purchasing securities or other property from the registered investment company or selling securities or other property to the registered investment company.6 An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, an investment adviser thereof or any member of an advisory board thereof, and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

          Section 17(b), however, authorizes the Commission to grant an order permitting a transaction that otherwise might be prohibited under Section 17(a) if the Commission finds that: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent

[6]	The prohibitions of Section 17(a) also extend to transactions between a registered investment company and its principal underwriter or promoter, or their affiliated persons.

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with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that:

The Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

          The sale by TCLP of its Units to a Fund or the repurchase by TCLP of its Units from a Fund may be deemed to be prohibited by Section 17(a) of the Act, as TCLP and each Fund may be deemed to be affiliated persons, or affiliated persons of affiliated persons, of each other under multiple theories. For example, the Fund may be deemed to be an affiliated person of the TCLP in the event that it owns 5% or more of the Units in the TCLP. In addition, the TCLP could be deemed to be an affiliated person of an affiliated person of the Fund, if it is deemed to be under the control of or under common control with Advisors.

2.	Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company . . ., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

          Rule 17d-1(a) provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit-sharing plan and for the submission of applications to the

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Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Arguments in Support of Relief

	1.	Section 17(a)

          Applicants believe that the proposed transactions among the Funds and the TCLP satisfy the requirements for relief from Section 17(a) of the Act under both Sections 17(b) and 6(c) of the Act.

          The terms of the proposed purchases and redemptions of the Units are fair and reasonable and would not involve overreaching on the part of any person involved. This is because investors in the Funds would be provided with the benefits of exposure to real estate described above based on a decision by Advisors, who would have determined that real estate exposure is appropriate and that the TCLP can provide such real estate exposure. The proposed transactions also would be consistent with the policies of each Fund. The investment by a Fund in the TCLP would be effected in accordance with the investment objective, strategies and restrictions contained in the registration statement of the Fund.

          As a check on these judgments, the Board, including a majority of the Independent Trustees, would determine before investment by a Fund in the TCLP that: (i) investment in the TCLP is an appropriate means to implement an investment decision made by Advisors for the Fund to seek real estate exposure, and (ii) the fees to be charged by the TCLP are not duplicative of the fees assessed by the Fund. Currently, the Board is made up of ten Trustees, all of whom are Independent Trustees. In addition, Advisors’ ability to allocate a Fund’s assets to investments in the TCLP would be limited to address any potential for overreaching; the allocation would be determined either by the Fund’s glide path or would be within a range of permissible allocations approved in advance by the Board. In any event, a Fund’s investment in the TCLP would be limited to 15% of the Fund’s assets, as determined at the time of purchase of the Units.

          In addition, each Fund would purchase and sell Units on the same or substantially similar terms as each other Fund or investor that invests in the TCLP. The TCLP also would sell its shares to or

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purchase its shares from a Fund at the next-calculated net asset value per Unit of the TCLP. This value, which would be provided to the Funds on a daily basis, would be determined based on the valuations of the assets of the TC REIT, which would be determined by using valuation methodologies that do not differ materially from those used by TIAA currently to value the assets of the RE Account.7 In this regard, (i) the value of real property holdings would be determined based on appraisals conducted from time to time by independent appraisers, and (ii) the value of portfolio holdings that are publicly-traded securities would be determined based on their market valuations.

          Finally, the proposed arrangements are consistent with the general purposes of the Act, as well as the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The proposed conditions to the relief provide that a Fund’s investment in the TCLP would be made in the interests of the Funds’ shareholders, and in a manner that would protect shareholders of the Funds. In this regard, the process for deriving net asset values per Unit would involve a sound process and the use of independent appraisals, consistent with the policies set forth in Section 1(b)(5) of the 1940 Act. Also, Advisors, or any other investment adviser that is retained to manage the assets of the TC REIT, would either be registered as an investment adviser and thus subject to oversight and inspection by the Commission, or would subject itself to such oversight and inspection in connection with its management of the TC REIT as if it were a registered investment adviser.

          For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in the TCLP described herein, the Applicants believe that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each registered investment company concerned, and are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.	Section 17(d) and Rule 17d-1

          As discussed above, the Funds may be, or may be deemed to be, affiliated persons or affiliated persons of affiliated persons of the TCLP. Similarly, the Funds may be, or may be deemed to be, affiliated persons, or affiliated persons of affiliated persons, of the TC REIT. Consequently, the sale of Units to a Fund, the Fund’s holding of Units, and the redemption of Units held by the Fund, in addition to

[7]

The TC REIT would not engage an independent fiduciary, as is required for the RE Account under relief obtained for the RE Account under the Employee Retirement Income Security Act of 1974, as amended. See, Prohibited Transaction Exemption 96-76.

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other aspects of the proposed arrangement discussed herein, could be deemed to constitute a joint transaction among the Funds, the TCLP, the TCGP, the TC REIT, and Advisors.

          As discussed above in the context of Sections 17(b) and 6(c), Applicants believe that the proposed transactions are consistent with the provisions, policies and purposes of the Act. Applicants further believe that the terms of the proposed transactions and the conditions set forth below would provide for no party to participate on a basis less advantageous than that of the other parties. As indicated, each Fund or other investor would participate in the arrangement on a substantially similar basis. All transactions in Units would be priced in the same manner and would be redeemable under the same terms.

          In addition, any investment in the TCLP by a Fund would be based on a determination by Advisors that real estate exposure is appropriate and desirable for the Fund and that the TCLP can provide such exposure. The Board, including a majority of the Independent Trustees, also would have determined before investment by a Fund in the TCLP that: (i) investment in the TCLP is an appropriate means to implement an investment decision made by Advisors for the Fund to seek real estate exposure, and (ii) the fees to be charged by the TCLP are not duplicative of the fees assessed by the Fund. Advisors’ ability to allocate a Fund’s assets to investments in the TCLP would be limited to address any potential for overreaching: the allocation would be determined either by the Fund’s glide path or would be within a range of permissible allocations approved in advance by the Board. In any event, a Fund’s investment in the TCLP would be limited to 15% of the Fund’s assets, as determined at the time of purchase of the Units.

          For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in the TCLP described herein, the Applicants believe that the participation by the Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act, and would be on a basis no different from or less advantageous than that of other parties. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed transactions.

B.	Other Precedent

          The Applicants are not aware of the Commission having granting an exemptive order substantially similar to that applied for herein. The Applicants note that there are certain exemptive orders that relate to other types of investments, but are similar to the relief granted herein insofar as they relate to investments by registered investment companies in an affiliated person (or an affiliated person of an

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affiliated person) that is not itself a registered investment company and, thus, implicate the same provisions of the Act. See, e.g., In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 26763 (Feb. 22, 2005) (Notice) and 26789 (Mar. 23, 2005) (Order); In the Matter of Nicholas-Applegate Capital Management et al., Investment Company Act Release Nos. 25876 (Dec. 23, 2002) (Notice) and 25906 (Jan. 21, 2003) (Order); In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 23861 (June 7, 1999) (Notice) and 23886 (June 30, 1999) (Order).

V.	CONDITIONS

          Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Teachers Advisors, Inc. (“Advisors”) will not implement an initial decision to invest the assets of a series (“Fund”) of TIAA-CREF Funds (“Trust”) in TC Real Estate Pool L.P. (“TCLP”), unless prior to the Fund’s initial investment in the TCLP, the Board of Trustees of the Trust (“Board”), including a majority of the Trustees who are not “interested persons” of the Trust within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (“Independent Trustees”), has determined that: (i) investment in the TCLP is an appropriate means to implement an investment decision made by Advisors for the Fund to seek real estate exposure, and (ii) the fees to be charged by the TCLP are not duplicative of the fees assessed by the Fund.

2.

Each Fund’s investment in the TCLP will be consistent with the Fund’s investment objective, strategies and restrictions, and purchases of units of limited partnership interest in the TCLP (“Units”) will be determined either by the Fund’s glide path or be limited such that total holdings remain within a range of permissible allocations approved in advance by the Board.

3.	Each Fund will limit its investment in the TCLP to a maximum of 15% of its assets as of the time of purchase of the Units.

4.

A Fund may invest in the TCLP only if the TCLP determines its net asset value per Unit each business day (except for any day described in Section 22(e)(1), (2), or (3) of the Act), and the TCLP and the TC REIT employ valuation methodologies, under which:

	(1)	the initial valuation of newly purchased real estate properties is based on an independent appraisal at the time of the closing of the purchase;

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	(2)	the properties subsequently are valued quarterly based on an independent appraisal, with valuations for different properties spread out through the calendar quarter; and

	(3)	additional appraisals or valuations for a property between quarterly valuations are made if deemed appropriate by management when facts or circumstances relating to the property change; and

	(4)	the value of portfolio holdings that are publicly traded securities are determined at their market value.

5.	A Fund may invest in the TCLP only if its rights and obligations as a holder of the Units are substantially similar to the rights and obligations of other holders of the Units.

6.

The TC REIT will be managed by an entity that is registered as an investment adviser with the Commission or, if not registered, consents to examination by the Commission staff with respect to the services it would provide to TC REIT as if it were registered as an investment adviser.

7.

The Funds’ proposed investments in the TCLP will not be subject to any sales load, redemption fee, distribution fee analogous to a 12b-1 fee, or service fee analogous to a FINRA Rule 2830 service fee imposed by the TCLP or the TC REIT.

VI.	REQUEST FOR ORDER

          Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting transactions between the Funds and the TCLP as described in this Application. Applicants submit that, for all the reasons stated above, the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act, and will not involve overreaching on the part of any person concerned.

VII.	EXHIBITS TO APPLICATION

          The following materials are filed herewith and are made a part of this Application:

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Designation	Description

Exhibit A	Authorization of TIAA-CREF Funds for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-1	Authorization of Teachers Advisors, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit B	Verification of Senior Vice President and Corporate Secretary of TIAA-CREF Funds for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-1	Verification of President and Chief Executive Officer of Teachers Advisors, Inc. for filing of Application pursuant to paragraph (d) of Rule 0-2.

VII.	COMMUNICATIONS

          Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 730 Third Avenue, New York, New York 10017. Please direct any questions and send copies of communications to this Application to:

Stewart P. Greene, Esq.
TIAA-CREF Funds
Teachers Advisors, Inc.
730 Third Avenue
New York, New York 10017-3206
(212) 490-9000

with copies of any written communication to:

Jeffrey S. Puretz, Esq.
Frederick H. Sherley, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401
(202) 261-3358

          It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

IX.	AUTHORIZATION

          Pursuant to Rule 0-2(c) under the Act, the Applicants hereby state that the Board of each Fund and the board of directors of Advisors, on behalf of Advisors, the TCLP, the TCGP, and the TC REIT, have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to

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execute and file with the Commission an Application or any amendment thereto for an order pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting the proposed transactions among the parties as described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Trust and Advisors by the undersigned officers of the Trust and Advisors have been complied with and each such officer is fully authorized to do so.

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          This Application has been duly executed this 4th day of January, 2012, by the undersigned.

TIAA-CREF FUNDS
on behalf of its series

By: /s/ William J. Mostyn

Name:	William Mostyn III
Title:	Senior Vice President and Corporate Secretary

TEACHERS ADVISORS, INC.
on behalf of itself, TC Real Estate Pool L.P., TC Real Estate Pool G.P., and TC Real Estate REIT

By: /s/ Rachael M. Zufall

Name:	Rachael M. Zufall
Title:	Assistant Secretary

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EXHIBIT A

OFFICER’S CERTIFICATE

TIAA-CREF FUNDS

          The undersigned, being the Senior Vice President and Corporate Secretary of TIAA-CREF Funds, a Delaware statutory trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on the 6th day of December, 2011, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

          RESOLVED, that the preparation, execution and filing with the Securities and Exchange Commission of an application for exemption from such provisions of the securities laws as are deemed necessary or appropriate in order to permit the TIAA-CREF Funds to invest in an affiliated pool that would be invested primarily in direct real estate investments (as specified in the materials), and any amendments thereto deemed necessary or appropriate, is hereby approved; and

          FURTHER RESOLVED, that the officers of TIAA-CREF Funds shall be entitled to execute and file the application and take such further actions and pay such fees and costs as may be deemed necessary or appropriate to effectuate the foregoing resolution.

          IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 4th day of January, 2012.

By: /s/ William J. Mostyn

Name: William Mostyn III
Title: Senior Vice President and Corporate Secretary

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EXHIBIT A-1

OFFICER’S CERTIFICATE

Teachers Advisors, Inc.

          The undersigned, being an Officer of Teachers Advisors, Inc., a Delaware corporation (the “Corporation”), on behalf of the Corporation, TC Real Estate Pool L.P., TC Real Estate Pool G.P., and TC Real Estate REIT, hereby certifies that the following is a complete, true and correct copy of the resolution duly adopted by the Board of Directors of the Corporation on the 6th day of December, 2011, and that such resolution has not been altered, amended or rescinded and are in full force and effect as of the date hereof:

          RESOLVED, that, the officers of Teachers Advisors, Inc. (“TAI”) are hereby authorized, on behalf of TAI, to prepare, execute and file an application for exemption from various provisions of the securities laws with the SEC that would permit series of the TIAA-CREF Funds, particularly the TIAA-CREF Lifecycle Funds, to invest in an affiliated pool that would be invested primarily in direct real estate investments and managed by TAI or its affiliate (as specified in the materials), and any amendments thereto deemed necessary or appropriate, and to take such further actions and pay such fees and costs as may be deemed necessary or appropriate to effectuate the foregoing resolution.

          IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 4th day of January, 2012.

By: /s/ Rachael M. Zufall

Name: Rachael M. Zufall
Title: Assistant Secretary

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EXHIBIT B

VERIFICATION

          The undersigned states that he has duly executed the attached Application dated January 4, 2012 for and on behalf of TIAA-CREF Funds; that he is the Senior Vice President and Corporate Secretary of such company; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TIAA-CREF FUNDS

By: /s/ William J. Mostyn

Name: William Mostyn III
Title: Senior Vice President and Corporate Secretary

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EXHIBIT B-1

VERIFICATION

          The undersigned states that she has duly executed the attached Application dated January 4, 2012 for and on behalf of Teachers Advisors, Inc. (the “Corporation”), TC Real Estate Pool L.P., TC Real Estate Pool G.P., and TC Real Estate REIT; that she is an Officer of the Corporation; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TEACHERS ADVISORS, INC.

By: /s/ Rachael M. Zufall

Name: Rachael M. Zufall
Title: Assistant Secretary

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